UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-16455

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliant Energy, Inc. Savings Plan

P.O. Box 148

Houston, TX 77001-0148

B.                  Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliant Energy, Inc.

1000 Main Street

Houston, TX 77002

RELIANT ENERGY, INC. SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year), as of December 31, 2006

The following schedules required by the Department of Labor’s regulations are omitted due to the absence of the conditions under which they are required:

Schedule of Reportable Transactions

Schedule of Nonexempt Transactions

Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule of Leases in Default or Classified as Uncollectible

Schedule of Assets Acquired and Disposed of Within the Plan Year

EXHIBITS:

Consent of Independent Registered Public Accounting Firm – Melton & Melton, L.L.P. (Exhibit 23.1)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
    Reliant Energy, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Reliant Energy, Inc. Savings Plan (the ”Plan”) as of December 31, 2006 and 2005, and the statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

MELTON & MELTON, L.L.P.

Houston, Texas
June 29, 2007

RELIANT ENERGY, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	December 31,
	2006	2005
ASSETS:
Investments, at fair value	$377,720,036	$329,835,623
Participant Loans	7,026,323	5,351,949
Contributions Receivable-Employer	3,749,113	1,464,871

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	388,495,472	336,652,443

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	478,823	602,730

NET ASSETS AVAILABLE FOR BENEFITS	$388,974,295	$337,255,173

See notes to financial statements.

RELIANT ENERGY, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Employer	$17,570,525
Participant	19,838,061
Investment Income:
Interest	2,494,880
Dividends	11,989,001
Net appreciation in fair value of investments	34,606,228

Total additions	86,498,695

DEDUCTIONS:
Benefits paid to participants	30,731,021
Assets transferred out, net	3,953,979
Administrative expenses	94,573

Total deductions	34,779,573

NET INCREASE	51,719,122

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	337,255,173

NET ASSETS AVAILABLE FOR BENEFITS:
END OF YEAR	$388,974,295

See notes to financial statements.

RELIANT ENERGY, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

 1.     DESCRIPTION OF THE PLAN

General - The Reliant Energy, Inc. Savings Plan (the “Plan”), is a defined contribution plan sponsored by Reliant Energy, Inc. covering substantially all of the eligible non-bargaining employees of Reliant Energy, Inc. or a subsidiary or an affiliate of Reliant Energy, Inc. (collectively, the “Company”) that has adopted the Plan. The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - Employees who participate or who are eligible to participate in the Plan immediately preceding January 1, 2006, shall continue to participate or be eligible to participate in the Plan on and after January 1, 2006. On and after January 1, 2006, each eligible employee shall be initially eligible to participate in the Plan as soon as practicable following the later of January 1, 2006 or the date the employee first begins service with the Company. Any participant who terminates service and subsequently recommences service with the Company shall again become eligible to participate in the Plan as soon as practicable following the first date the employee recommences service; provided, however, that each such employee is otherwise eligible to become a participant pursuant to the terms of the Plan.

Contributions - Participants may elect to contribute to the Plan on a pre-tax and/or after-tax basis through periodic payroll contributions. Pre-tax contributions may be made from 1% up to 50% of the participant’s eligible compensation each pay period. Additionally, participants may elect to make after-tax contributions from 1% up to 16% of eligible compensation each pay period. Active participants who are, or will be, age 50 or older during a calendar year are eligible to make additional pre-tax contributions (“Catch-Up Contributions”) to the Plan for that year in excess of the annual pre-tax contribution limit up to a maximum amount permitted by the Internal Revenue Code (the “Code”).  The total amount of participant pre-tax contributions was limited to $15,000 and $14,000 in 2006 and 2005, respectively. The maximum Catch-Up Contribution amount was $5,000 and $4,000 for 2006 and 2005, respectively. Any contributions in excess of the pre-tax contribution limit, excluding any Catch-Up Contributions, are made to the participant’s after-tax account, unless the participant elects otherwise. All eligible compensation under the Plan is subject to the section 401(a) (17) limit of the Code. This limit was $220,000 and $210,000 for 2006 and 2005, respectively.

Plan participants who contribute also receive Company matching contributions equal to 100% of the first 6% of the participant’s contribution. Under the provisions of the Plan, the Company may make two types of discretionary contributions – one is a payroll discretionary contribution and the other is an annual discretionary contribution. For any year, the Company may elect, in its sole discretion, to make payroll discretionary contributions to the Plan on behalf of participants in an amount equal to a prescribed percentage of pay for each payroll period. The payroll discretionary contribution percentage for 2006 and 2005 was 2% and was limited to the first $85,000 of the participant’s eligible compensation for the year. The Company may also elect, in its sole discretion, to make an annual discretionary contribution of up to 3% of the participants’ eligible compensation. The annual discretionary contribution may be made in cash, the Company stock or a combination of cash and the Company stock, as determined by the Chairman of the Board, Chief Executive Officer, President, or Chief Operating Officer of the Company. This contribution will generally be made within 90 days following the end of the Plan year. The annual discretionary contribution receivable at December 31, 2006 and 2005 was approximately $3.7 million and $1.5 million, respectively. Participants do not need to contribute to the Plan to receive either type of discretionary contribution.

Effective January 1, 2006, the Plan adopted a qualified Roth contribution program. Under this program,    participants may irrevocably elect to treat all or a portion of compensation that would otherwise be eligible to defer as pre-tax contributions as designated Roth contributions, as defined in section 402A(c)(1) of the Code.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, allocations of Company discretionary contributions, if applicable, any rollover contributions made by the participant and Plan earnings, and may be charged with an allocation of administrative expenses. Participant accounts are funded as soon as administratively possible. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions, the Company’s matching contribution and the Company’s payroll discretionary contribution into various investment options offered by the Plan. The Company’s annual discretionary contribution may be made in cash or Company stock. If the contribution is made in Company stock, participants can transfer this contribution to any available option.

Vesting - Participants are fully vested in their total account balance, including Company contributions, under the Plan.

Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less.  During the period from July 1, 2006 to December 31, 2006, as a result of Hurricanes Katrina, Rita, and Wilma, and in response to new federal laws and IRS guidance, the Plan was amended to provide loans of up to $100,000 or 100% of the participant’s vested account balance for certain eligible participants entitled to disaster relief. Eligible participants may also request a one-year delay of the scheduled repayment date. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined under the Plan. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits - On termination of employment including death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments not to exceed ten years.

 2.                  SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Presentation - The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Fully Benefit-Responsive Investment Contracts - The Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the “FSP”) in 2006. As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Vanguard Retirement Savings Trust (the “RST”), a common/collective trust fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the RST as well as the adjustment of the portion of the RST related to fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan retroactively restated the statement of net assets for the periods presented. The effect of adoption on the 2006 and 2005 financial statements was a decrease in the fair value of investments of $478,823 and $602,730, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as of the date of the financial statements. Actual results could differ from those estimates.

Market Risk - The Plan provides for investments in various investment securities, including CenterPoint Energy, Inc. common stock (closed to new investment) and the Company common stock, that are exposed to certain risks such as interest rate, credit, and overall market volatility.  Due to the level of risk, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

Payment of Benefits - Benefits are recorded when paid.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the year. Units of the RST are valued at net asset value at the end of the year, which approximates fair value. The common stock funds are valued at the year-end unit closing price (comprised of the year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income, if any, is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

3.              ASSETS TRANSFERRED FROM THE PLAN

On February 23, 2006, Orion Power Holdings, Inc., a subsidiary of the Company, closed on the sale of three New York generating plants with Astoria Generating Company Acquisitions, L.L.C. (the “Purchaser”). As a result of the sale, approximately $4.2 million of Plan assets transferred to the Purchaser’s plan on March 31, 2006.

4.                     INVESTMENTS

Plan assets are held at Vanguard Fiduciary Trust Company (the “Trustee”). The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005
Mutual Funds:
Neuberger Berman Genesis Trust	$27,130,397	$26,904,158
American Funds: EuroPacific Growth Fund	22,163,737
Vanguard 500 Index Fund Investor Shares	35,736,659	33,102,201
Vanguard Growth Equity Fund	26,205,420	26,178,035
Vanguard Windsor II Fund Investor Shares	35,664,962	30,337,367
Common/Collective Trust Funds:
Vanguard Retirement Savings Trust	50,238,831	46,306,922
Common Stock Funds:
Reliant Energy Common Stock Fund	42,694,337	39,235,416

During 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Mutual funds	$18,913,833
Common stocks	15,692,395
$34,606,228

5.       PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a plan termination, participants would remain 100% vested in their account.

6.                     RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a common/collective trust fund managed by an affiliate of the Trustee, as well as in shares of common stock of the Company. The Plan also provides for loans to participants. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.                   TAX STATUS

The Plan obtained its latest determination letter dated August 18, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been restated and amended since receiving the determination letter, and has applied for a new letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.                   SUBSEQUENT EVENTS

Effective April 1, 2007, the Plan was amended to provide for the automatic enrollment of eligible employees into the Plan effective on the first day of the first full pay period beginning 30 days after the employee has received written notice of such automatic enrollment (the “Automatic Contribution Notice Period”). The initial contribution percentage will be 3%, on a pre-tax basis, of eligible compensation beginning on the date the employee commences automatic contributions, and incrementing 1% per year, to a maximum of 6%, effective in the month of April of each year. If the employee elects, during the Automatic Contribution Notice Period, not to make pre-tax contributions, or to make contributions to the Plan in an alternate manner, then the automatic contribution provision will not apply.

RELIANT ENERGY, INC. SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2006

EIN 76-0655566

PLAN 001

(a)	(b)	(c)	(d)		(e)
		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest,
	similar party	collateral, par, or maturity value	Cost		Current value

	Mutual Funds:
*	American Funds: EuroPacific Growth Fund	Registered Investment Company		(1)	$22,163,737
*	American Funds: New Perspective Fund	Registered Investment Company		(1)	4,997,734
*	American Funds: The Growth Fund of America	Registered Investment Company		(1)	3,843,771
*	Artisan International Fund, International Shares	Registered Investment Company		(1)	4,697,407
*	Davis New York Venture Fund, Inc. -Class A Shares	Registered Investment Company		(1)	1,702,814
*	Dodge & Cox Balanced Fund	Registered Investment Company		(1)	11,206,531
*	Fidelity Securities Fund: Fidelity Dividend Growth Fund	Registered Investment Company		(1)	5,560,375
*	Harris Associates Investment Trust: Oakmark Fund; Class I Shares	Registered Investment Company		(1)	2,011,528
*	Neuberger Berman Genesis Trust	Registered Investment Company		(1)	27,130,397
*	PIMCO Funds: Pacific Investment Management Series: Total Return	Registered Investment Company		(1)	13,694,831
*	T. Rowe Price Equity Income Fund Advisor Class	Registered Investment Company		(1)	1,459,632
*	T. Rowe Small-Cap Stock Fund –Advisor Class	Registered Investment Company		(1)	3,754,402
*	Turner Small Cap Growth Fund – Class I Shares	Registered Investment Company		(1)	6,570,514
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company		(1)	35,736,659
*	Vanguard Capital Opportunity Fund	Registered Investment Company		(1)	8,584,045
*	Vanguard Growth Equity Fund	Registered Investment Company		(1)	26,205,420
*	Vanguard PRIMECAP Fund	Registered Investment Company		(1)	5,309,686
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company		(1)	355,607
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company		(1)	210,772
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company		(1)	8,831,806
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company		(1)	95,323
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company		(1)	16,434,429

*	Vanguard Target Retirement 2030 Fund	Registered Investment Company		(1)	68,933
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company		(1)	6,746,683
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company		(1)	68,457
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company		(1)	3,159,038
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company		(1)	39,931
*	Vanguard Target Retirement Income Fund	Registered Investment Company		(1)	692,509
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		(1)	6,815,705
*	Vanguard Total Stock Market Fund Investor Shares	Registered Investment Company		(1)	7,268,059
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company		(1)	35,664,962

	Common/Collective Trust Funds:
*	Vanguard Retirement Savings Trust	Common/Collective Trust		(1)	$50,238,831

	Common Stock Funds:
*	CenterPoint Energy Stock Fund	Company Stock Fund		(1)	$14,183,994
*	Reliant Energy Common Stock Fund	Company Stock Fund		(1)	42,694,337

*	Participant Loans	Interest rates between 4.0% - 10.5%	0		$7,026,323

	Total assets held for investment purposes				$385,225,182

*        Party-in-interest.

(1)     Cost information has been omitted because all investments are participant-directed.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Reliant Energy, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANT ENERGY, INC. SAVINGS PLAN

By	/s/ JAMES A. AJELLO

James A. Ajello, Chairman of the Benefits
Committee of Reliant Energy, Inc., Plan
Administrator

June 29, 2007